**VAN ECK SECURITIES CORPORATION**
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Income

Year ended December 31, 2016

| | | |
|---|---|---:|
| **Revenue:** | | |
| Affiliate service income | $ | 34,277,719 |
| Distribution income | | 275,896 |
| Commission income | | 216,549 |
| Net realized losses and change in fair value of investments | | 224,660 |
| Total revenue | | 34,994,824 |
| **Expenses:** | | |
| Employee compensation and benefits | | 21,346,255 |
| Distribution expense | | 3,244,152 |
| Travel, entertainment, and meetings | | 2,637,954 |
| Advertising and public relations | | 2,300,288 |
| Communications and data processing | | 1,913,464 |
| Occupancy and equipment rental | | 1,138,236 |
| Printing | | 355,033 |
| Professional fees | | 280,356 |
| Other operating expenses | | 625,093 |
| Total expenses | | 33,840,831 |
| Income before income tax expense | | 1,153,993 |
| Income tax expense | | (586,348) |
| Net income | $ | 567,645 |

See accompanying notes to financial statements.